EXHIBIT E

CORBIN MULTI-STRATEGY FUND, LLC

FORMS OF LETTERS FROM THE FUND TO MEMBERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

[______ __, 20__]

Dear Investor,

Corbin Multi-Strategy Fund, LLC (the “Fund”) has received and accepted for repurchase your tender of either a portion of or all of your shares in the Fund.

You will receive payment for your tendered shares based on the estimated unaudited net asset value of your tendered shares as of June 30, 2020 (the “Valuation Date”), in accordance with the terms of the tender offer as described in the tender offer materials previously sent to you, which terms include the following:

If you tendered less than all of your shares in the Fund, you will receive a single payment equal to the entire estimated unaudited net asset value of your tendered shares as of the Valuation Date. You should receive this payment on or around August 14, 2020.

If you tendered all of your shares in the Fund, you will receive an initial payment equal to 95% of the estimated unaudited net asset value of your tendered shares in the Fund as of the Valuation Date. You should receive this payment on or around August 14, 2020. The Fund anticipates that you will receive a final payment within 60 days of the issuance of the Fund’s annual audited financial statements which the Fund expects will be issued by the end of May 2021. This final payment will be equal to the excess, if any, of the net asset value of your tendered shares in the Fund as of the Valuation Date over the amount of the initial payment described above.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (844) 626-7246.

Sincerely,

Corbin Multi-Strategy Fund, LLC